Exhibit 77O

During the period from July 1, 2009 through September 30, 2009, the Florida Tax Free Money Market Fund effected one transaction through Fifth Third Securities, the Tax Free Money Market Fund effected one transaction through Fifth Third Securities and the Ohio Tax Free Fund effected one transaction through Fifth Third Securities. Fifth Third Securities may be deemed to be an affiliate of the Funds, because its affiliate, Fifth Third Bank owns more than 5% of the outstanding shares.

                             Summary of Transactions

Purchasing Fund         Issue             Amount        Settlement Date
---------------         --------          ------        ---------------
Florida Tax-Free MMF    Union Township    $200,000      9/16/09
Tax-Free MMF            Union Township    $800,000      9/16/09
Ohio Tax-Free MMF       Union Township    $4,000,000    9/16/09